===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          ------------------------
                               SCHEDULE 13E-4
                          ------------------------

                        ISSUER TENDER OFFER STATEMENT
    (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                       WALNUT FINANCIAL SERVICES, INC.
                              (NAME OF ISSUER)
                       WALNUT FINANCIAL SERVICES, INC.
                    (NAME OF PERSON(S) FILING STATEMENT)

       COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $3.00
                       (TITLE OF CLASS OF SECURITIES)
                               NOT APPLICABLE
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                          ------------------------

                               JOEL S. KANTER
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       WALNUT FINANCIAL SERVICES, INC.
                   8000 TOWERS CRESCENT DRIVE, SUITE 1070
                           VIENNA, VIRGINIA  22182
                                703-448-3771
     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                          ------------------------

                              NOVEMBER 10, 1997
   (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                              PAGE 1 OF 4 PAGES
                           EXHIBIT INDEX AT PAGE 3

                          CALCULATION OF FILING FEE

            Transaction Valuation:      Amount of Filing Fee (1):
            $417,710                    $83.55

-------------------------------------------------------------------------------

1. In accordance with Rule 0-11(b)(2) and Rule 0-11(a)(4) under the Securities Exchange Act of 1934, the filing fee was calculated based upon the average of the high and low prices, which equals $1.453 per share of Common Stock, as reported by The Nasdaq National Market on November 5, 1997, multiplied by 287,481, the maximum number of shares of Common Stock sought to be exchanged pursuant to the exchange offer.




[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

===============================================================================

     This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement") is being filed by Walnut Financial Services, Inc. (the "Company"), a Utah corporation, and relates to the offer by the Company to holders of its outstanding Common Stock Purchase Warrants having an exercise price of $3.00 (the "Warrants"), upon and subject to the terms and conditions set forth in the Offering Circular, dated November 7, 1997 (the "Offering Circular"), which is being filed as Exhibit (a)(i) hereto, of one newly issued share of the Company's common stock, par value $.01 per share (the "Common Stock"), in exchange for each 4 outstanding Warrants (the "Exchange Offer"). Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Offering Circular.

ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Statement relates is the Company. The principal executive offices of the Company are located at 8000 Towers Crescent Drive, Suite 1070, Vienna, Virginia 22182.

     (b) The information set forth under the heading "The Exchange Offer" in the Offering Circular is specifically incorporated herein by reference.

     (c) The Warrants are not listed on any exchange or quoted on any quotation system. The $3.00 exercise price for the Warrants exceeds the market price of the one share of Common Stock ($1.438 per share at November 5, 1997) into which each of the Warrants is exercisable.

     (d) This Statement is being filed by the Company.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Consideration for the Warrants tendered in the Exchange Offer will be authorized but unissued shares of Common Stock (which will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended), or working capital in the case of cash payments to be made in lieu of fractional shares.

     (b) No funds are expected to be borrowed for the purpose of the Exchange Offer.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth under the heading "Background and Purposes of the Exchange Offer; Certain Effects" in the Offering Circular is specifically incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     During the 40 business days preceding the date of this Statement, neither the Company, any director or executive officer of the Company, any person controlling the Company nor any director or executive officer of any such controlling person has engaged in any transaction whatsoever involving any Warrants.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     None.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     No person has been employed, retained or is to be compensated by the Company to make solicitations or recommendations in connection with the Exchange Offer. Regular employees of the Company, who will not receive additional compensation therefor, may provide information to holders of Warrants concerning the Exchange Offer. Corporate Stock Transfer, Inc. will act as Exchange Agent for the Exchange Offer, but has not been authorized to make recommendations or solicitations.

ITEM 7.  FINANCIAL INFORMATION.

     (a)(l)-(4) The financial statements set forth in Exhibits A and B of the Company's Confidential Private Placement Memorandum dated October 27, 1997 (the "PPM"), which document has been included as Exhibit A to the Offering Circular, are specifically incorporated herein by reference.

     (b)(1)-(3) The information set forth under the heading "Pro Forma Unaudited Financial Information" in the Offering Circular is specifically incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) The information set forth under the heading "Management--Executive Compensation" in the PPM is specifically incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

     (d) None.

     (e) Reference is made to the Offering Circular, including the PPM, which is specifically incorporated herein by reference.

ITEM 9.  EXHIBITS.

     (a)(i) Offering Circular dated November 7, 1997

     (a)(ii) Form of Letter of Transmittal

     (a)(iii) Form of Notice of Guaranteed Delivery

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                WALNUT FINANCIAL SERVICES, INC.



Dated: November 7, 1997         By:  /s/ Joel S. Kanter
                                     -------------------------------------
                                     Joel S. Kanter
                                     President and Chief Executive Officer